Exhibit 99.1
Ctrip Reports Second Quarter 2011 Financial Results
Shanghai, China, August 1, 2011 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China, today announced its unaudited financial results for the quarter ended June 30, 2011.
Highlights for the Second Quarter of 2011
•
Net revenues were RMB833 million (US$129 million) for the second quarter of 2011, up 20% year-on-year. In the second quarter of 2011, Wing On Travel and ezTravel together contributed 4% for the year-on-year growth for net revenues.

•	Gross margin was 77% for the second quarter of 2011, compared to 78% in the same period in 2010.
•
Income from operations was RMB268 million (US$42 million) for the second quarter of 2011, up 4% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB356 million (US$55 million), up 13% year-on-year.

•
Operating margin was 32% for the second quarter of 2011, compared to 37% in the same period in 2010. Excluding share-based compensation charges (non-GAAP), operating margin was 43%, compared to 45% in the same period in 2010.

•
Net income attributable to Ctrip’s shareholders was RMB264 million (US$41 million) in the second quarter of 2011, up 12% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB351 million (US$54 million), up 20% year-on-year.

•
Diluted earnings per ADS were RMB1.72 (US$0.27) for the second quarter of 2011. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.29 (US$0.35) for the second quarter of 2011.

•	Share-based compensation charges were RMB87 million (US$13 million), accounting for 10% of the net revenues, or RMB0.57 (US$0.09) per ADS for the second quarter of 2011.
“We are pleased that our team has delivered solid results in the second quarter of 2011,” said Min Fan, President and Chief Executive Officer of Ctrip. “We have continued to strengthen the Ctrip brand, extending our market leadership by means of enhanced systems, diversified product offerings and elevated customer service. We believe our team is well positioned for future opportunities and challenges, and we are confident that the seeds planted today will lead to a fruitful future.”
Second Quarter 2011 Financial Results
For the second quarter of 2011, Ctrip reported total revenues of RMB886 million (US$137 million), representing a 20% increase from the same period in 2010. Total revenues for the second quarter of 2011 increased by 9% from the previous quarter.

Hotel reservation revenues amounted to RMB366 million (US$57 million) for the second quarter of 2011, representing a 16% increase year-on-year and 18% increase quarter-on-quarter, primarily driven by an increase in hotel reservation volume.
Air ticket booking revenues for the second quarter of 2011 were RMB347 million (US$54 million), representing a 13% increase year-on-year, primarily driven by a 21% increase in air ticketing sales volume and partially offset by a 7% decrease in commission per ticket year-on-year. Air ticket booking revenues increased 6% quarter-on-quarter.
Packaged-tour revenues for the second quarter of 2011 were RMB108 million (US$17 million), representing a 62% increase year-on-year due to the increase of leisure travel volume. Wing On Travel and ezTravel together contributed 40% for the year-on-year growth for packaged-tour revenues. Packaged-tour revenues decreased 13% quarter-on-quarter, primarily due to seasonality.
Corporate travel revenues for the second quarter of 2011 were RMB40 million (US$6 million), representing an 18% increase year-on-year and a 26% increase quarter-on-quarter, primarily driven by the increased corporate travel demand from business activities.
For the second quarter of 2011, net revenues were RMB833 million (US$129 million), representing a 20% increase from the same period in 2010. Net revenues for the second quarter of 2011 increased by 9% from the previous quarter. In the second quarter, Wing On Travel and ezTravel together contributed 4% for the year-on-year growth for net revenues.
Gross margin was 77% in the second quarter of 2011, compared to 78% in the same period in 2010 and in the previous quarter.
Product development expenses for the second quarter of 2011 increased by 25% to RMB137 million (US$21 million) from the same period in 2010, primarily due to an increase in product development personnel and share-based compensation charges. Product development expense increased by 5% from the previous quarter, primarily due to an increase in share-based compensation charges. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues, remained consistent with that in the same period in 2010 and in the previous quarter.
Sales and marketing expenses for the second quarter of 2011 increased by 33% to RMB141 million (US$22 million) from the same period in 2010, primarily due to an increase in sales and marketing related activities and an increase in sales and marketing personnel. Sales and marketing expenses for the second quarter of 2011 increased by 13% from the previous quarter, primarily due to an increase in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 16% of the net revenues, increased from 14% in the same period in 2010 and increased from 15% in the previous quarter.

General and administrative expenses for the second quarter of 2011 increased by 37% to RMB97 million (US$15 million) from the same period in 2010, primarily due to an increase in administrative personnel and share-based compensation charges. General and administrative expenses for the second quarter of 2011 increased by 18% from the previous quarter, primarily due to the increase in share-based compensation charges. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 5% of the net revenues, remained consistent with that in the same period in 2010 and in the previous quarter.
Income from operations for the second quarter of 2011 was RMB268 million (US$42 million), representing an increase of 4% from the same period in 2010 and an increase of 2% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB356 million (US$55 million), representing an increase of 13% from the same period in 2010 and an increase of 7% from the previous quarter.
Operating margin was 32% in the second quarter of 2011, compared to 37% in the same period in 2010, and 34% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 43%, decreased from 45% in the same period in 2010 and 44% in the previous quarter.
The effective tax rate for the second quarter of 2011 was 16%, decreased from 19% in the same periods of 2010 and 21% in the previous quarter, primarily due to certain tax benefits granted by the local tax bureau in the second quarter of 2011.
Net income attributable to Ctrip’s shareholders for the second quarter of 2011 was RMB264 million (US$41 million), representing a 12% increase from the same period in 2010 and from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB351 million (US$54 million), representing an increase of 20% from the same period in 2010 and an increase of 15% from the previous quarter.
Diluted earnings per ADS were RMB1.72 (US$0.27) for the second quarter of 2011. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.29 (US$0.35) for the second quarter of 2011.
As of June 30, 2011, the balance of cash, restricted cash and short-term investment was RMB4.1 billion (US$640 million).
Business Outlook
For the third quarter of 2011, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 15-20%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.
Conference Call
Ctrip’s management team will host a conference call at 9:00PM U.S. Eastern Time on August 1, 2011 (or 9:00AM on August 2, 2011 in the Shanghai/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.888.679.8033, International dial-in number +1.617.213.4846, Passcode 53377097. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PVDHE9PJW.
A telephone replay of the call will be available after the conclusion of the conference call through August 9, 2011. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 49352262.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Stock Compensation” for 2011 and 2010. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.
Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.
Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.
About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information, please contact:
Investor Relations
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12258
Email: iremail@ctrip.com

Ctrip.com International, Ltd.
Consolidated Balance Sheet Information

	December 31, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash	2,153,935,111	3,332,218,515	515,543,980
Restricted cash	224,179,126	229,125,562	35,449,147
Short-term investment	1,178,278,063	572,772,160	88,616,409
Accounts receivable, net	621,548,849	793,671,121	122,792,778
Prepayments and other current assets	355,831,117	382,437,042	59,168,723
Deferred tax assets, current	37,136,184	35,092,520	5,429,337

Total current assets	4,570,908,450	5,345,316,920	827,000,374

Long-term deposits	155,856,622	156,981,178	24,287,333
Land use rights	106,333,805	105,039,698	16,251,210
Property, equipment and software	653,678,980	643,444,995	99,550,552
Investment	1,574,230,623	1,412,844,621	218,588,168
Goodwill	758,231,441	788,196,542	121,945,779
Intangible assets	296,964,092	307,635,342	47,595,783

Total assets	8,116,204,013	8,759,459,296	1,355,219,199

LIABILITIES
Current liabilities:
Accounts payable	595,283,281	672,536,795	104,051,488
Salary and welfare payable	159,258,508	116,285,831	17,991,155
Taxes payable	161,772,241	135,373,323	20,944,275
Advances from customers	595,737,152	724,424,981	112,079,366
Accrued liability for customer reward program	121,319,301	137,794,878	21,318,926
Other payables and accruals	247,528,032	208,470,457	32,253,493

Total current liabilities	1,880,898,515	1,994,886,265	308,638,703

Deferred tax liabilities, non-current	45,382,710	48,740,575	7,540,895

Total liabilities	1,926,281,225	2,043,626,840	316,179,598

SHAREHOLDERS’ EQUITY
Share capital	2,926,132	2,936,488	454,319
Additional paid-in capital	3,073,551,037	3,269,160,820	505,788,013
Statutory reserves	93,384,908	93,384,908	14,448,040
Accumulated other comprehensive income	198,972,084	14,953,560	2,313,539
Retained Earnings	2,734,858,610	3,233,469,315	500,266,004

Total Ctrip’s shareholders’ equity	6,103,692,771	6,613,905,091	1,023,269,915

Noncontrolling interests	86,230,017	101,927,365	15,769,686

Total shareholders’ equity	6,189,922,788	6,715,832,456	1,039,039,601

Total liabilities and shareholders’ equity	8,116,204,013	8,759,459,296	1,355,219,199

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	316,150,468	310,393,954	366,453,694	56,695,860
Air-ticketing	307,233,692	326,474,923	347,339,141	53,738,554
Packaged tour	67,042,613	124,834,012	108,282,983	16,752,995
Corporate travel	33,659,355	31,444,896	39,560,736	6,120,637
Others	17,559,484	20,959,425	24,751,318	3,829,399

Total revenues	741,645,612	814,107,210	886,387,872	137,137,445

Less: business tax and related surcharges	(46,465,222)	(49,584,200)	(53,360,164)	(8,255,614)

Net revenues	695,180,390	764,523,010	833,027,708	128,881,831

Cost of revenues	(151,154,849)	(164,706,899)	(189,763,780)	(29,359,291)

Gross profit	544,025,541	599,816,111	643,263,928	99,522,540

Operating expenses:
Product development *	(109,293,974)	(130,286,710)	(136,823,269)	(21,168,604)
Sales and marketing *	(106,724,067)	(124,641,801)	(141,444,111)	(21,883,517)
General and administrative *	(70,629,317)	(82,145,928)	(96,617,795)	(14,948,216)

Total operating expenses	(286,647,358)	(337,074,439)	(374,885,175)	(58,000,337)

Income from operations	257,378,183	262,741,672	268,378,753	41,522,203

Interest income	8,954,150	19,013,573	23,045,312	3,565,454
Other income	15,980,806	12,924,512	17,520,128	2,710,626

Income before income tax expense and equity in income	282,313,139	294,679,757	308,944,193	47,798,283

Income tax expense	(52,389,816)	(62,849,199)	(47,954,023)	(7,419,204)
Equity in income of affiliates	7,222,181	4,796,882	4,681,110	724,238

Net income	237,145,504	236,627,440	265,671,280	41,103,317

Less: Net income attributable to noncontrolling interests	(1,934,091)	(1,719,107)	(1,968,908)	(304,619)

Net income attributable to Ctrip’s shareholders	235,211,413	234,908,333	263,702,372	40,798,698

Earnings per ordinary share
- Basic	6.58	6.55	7.33	1.13
- Diluted	6.20	6.17	6.90	1.07

Earnings per ADS
- Basic	1.64	1.64	1.83	0.28
- Diluted	1.55	1.54	1.72	0.27

Weighted average ordinary shares outstanding
- Basic	35,756,826	35,891,105	35,962,623	35,962,623
- Diluted	37,917,285	38,060,214	38,237,702	38,237,702

* Share-based compensation charges included are as follows:

Product development	14,981,755	19,924,207	24,155,875	3,737,275
Sales and marketing	8,033,136	10,220,801	11,940,120	1,847,315
General and administrative	35,211,001	40,223,323	51,104,033	7,906,557

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Quarter Ended June 30, 2011
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(136,823,269)	16%	24,155,875	3%	(112,667,394)	14%
Sales and marketing	(141,444,111)	17%	11,940,120	1%	(129,503,991)	16%
General and administrative	(96,617,795)	12%	51,104,033	6%	(45,513,762)	5%

Total operating expenses	(374,885,175)	45%	87,200,028	10%	(287,685,147)	35%

Income from operations	268,378,753	32%	87,200,028	10%	355,578,781	43%

Net income attributable to Ctrip’s shareholders	263,702,372	32%	87,200,028	10%	350,902,400	42%

Diluted earnings per ordinary share (RMB)	6.90		2.28		9.18

Diluted earnings per ADS (RMB)	1.72		0.57		2.29

Diluted earnings per ADS (USD)	0.27		0.09		0.35

	Quarter Ended March 31, 2011
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(130,286,710)	17%	19,924,207	3%	(110,362,503)	14%
Sales and marketing	(124,641,801)	16%	10,220,801	1%	(114,421,000)	15%
General and administrative	(82,145,928)	11%	40,223,323	5%	(41,922,605)	5%

Total operating expenses	(337,074,439)	44%	70,368,331	9%	(266,706,108)	35%

Income from operations	262,741,672	34%	70,368,331	9%	333,110,003	44%

Net income attributable to Ctrip’s shareholders	234,908,333	31%	70,368,331	9%	305,276,664	40%

Diluted earnings per ordinary share (RMB)	6.17		1.85		8.02

Diluted earnings per ADS (RMB)	1.54		0.46		2.01

Diluted earnings per ADS (USD)	0.24		0.07		0.31

	Quarter Ended June 30, 2010
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(109,293,974)	16%	14,981,755	2%	(94,312,219)	14%
Sales and marketing	(106,724,067)	15%	8,033,136	1%	(98,690,931)	14%
General and administrative	(70,629,317)	10%	35,211,001	5%	(35,418,316)	5%

Total operating expenses	(286,647,358)	41%	58,225,892	8%	(228,421,466)	33%

Income from operations	257,378,183	37%	58,225,892	8%	315,604,075	45%

Net income attributable to Ctrip’s shareholders	235,211,413	34%	58,225,892	8%	293,437,305	42%

Diluted earnings per ordinary share (RMB)	6.20		1.54		7.74

Diluted earnings per ADS (RMB)	1.55		0.38		1.93

Diluted earnings per ADS (USD)	0.23		0.06		0.29
Notes for all the financial schedules presented:

Note 1:	The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.4635 on June 30, 2011 published by the Federal Reserve Board.

Note 2:
Effective on January 21, 2010, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from two (2) ADSs representing one (1) ordinary share to four (4) ADSs representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.